Corporate Office

7575 West Jefferson Blvd.

Fort Wayne, Indiana 46804

(260) 969-3500

(260) 969-3591 fax

www.steeldynamics.com

October 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention:	Jennifer Angelini
Sergio Chinos

RE	Steel Dynamics, Inc.
Form 10-K for the Year Ended December 31, 2020
Filed March 1, 2021
File No. 000-21719

Ladies and Gentlemen:

On behalf of Steel Dynamics, Inc. (the “Company”), this letter is being submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the letter dated September 23, 2021 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”).

The numbered paragraphs and headings correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference. All page numbers refer to the page numbers contained in the referenced filing.

Form 10-K for the Fiscal Year Ended December 31, 2020

General

1.	Your CSR report states that your commitment to all aspects of sustainability, including the environment, is embedded in your founding principles, and that you are committed to minimizing your climate impact. We also note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Response

The Company respectfully acknowledges the Staff’s comment. Since the Company’s founding, sustainability has been part of the Company’s long-term value creation, as demonstrated by its dedication to its people, communities, and environment. The Company’s core strategic pillars of Culture and Innovation have driven its team to focus on resource sustainability and next-generation technologies and processes. To this end, the Company employs a circular manufacturing model and only produces steel using electric arc furnace (“EAF”) technology, which uses recycled ferrous scrap from manufacturing and end-of life items, such as automobiles, appliances, and machinery, as the primary raw material, and generates a mere fraction of the greenhouse gas emissions produced and energy intensity required by traditional blast furnace steelmaking technology, which dominates global steelmaking. The Company evaluates its greenhouse gas emissions by regularly reviewing furnace performance and efficiency. The Company analyzes the latest available technologies to also determine whether greenhouse gas emissions can be minimized. The Company’s greenhouse gas mitigation strategy is integral to its overarching sustainability program to address climate-related considerations.

In determining climate-related disclosures in the Company’s SEC filings, it considers all available information to determine any disclosures required in its Business, Risk Factors, Legal Proceedings, and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) sections of its Form 10-K, in each case in accordance with Regulation S-K, Regulation S-X, Exchange Act Rule 12b-20, and the SEC 2010 Guidance Regarding Disclosure Related Climate Change (the “2010 Guidance”).

Given the Company’s commitment to sustainability, it provided relevant climate-related disclosures in the Business section of its Form 10-K. It further recognized that there are many uncertainties surrounding the impact of climate change on its business, including any regulation or legislation, and provided additional disclosures in the Risk Factors section of its Form 10-K, as deemed appropriate. Based on a comprehensive consideration of available information, the Company determined that there were no known trends, events, demands, commitments or uncertainties that were reasonably likely to have a material effect on the financial condition or operating performance of the Company, that any known trends were not reasonably likely to have such a material effect, and that the information it disclosed in the MD&A section of its Form 10-K consisted of the material information it believed promoted an understanding of its financial condition, liquidity and capital resources, changes in financial condition, and results of operations. The Company believed that the disclosures in the MD&A section of its Form 10-K enabled investors to see the Company through the eyes of management, enhanced overall financial disclosure and provided context within which financial information should be analyzed, and provided information about the quality of, and potential variability of, the Company’s earnings and cash flow, so that investors could ascertain the likelihood that past performance is indicative of future performance. Additionally, based on conversations with its equity investor base, the Company provided relevant governance-related sustainability disclosures directly in its Proxy Statement.

The Company, in considering climate-related discourse in its future SEC filings, will continue to consider all relevant facts and circumstances that may require disclosure. It will continue to follow the 2010 Guidance, as well as all other current and future rules and guidance related to climate-related disclosure.

Item 7

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

2.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for goods or services that result in lower emissions than competing products;

•	increased competition to develop innovative new products and services that result in lower emissions; and

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response

The Company respectfully acknowledges the Staff’s comment and confirms that it did not experience during the periods covered by the Form 10-K, or reasonably expect at the time of the filing of the Form 10-K, any material indirect consequences of climate-related regulation or business trends, including those specifically listed in the Comment Letter. The Company only produces steel using EAF technology, which generates a mere fraction of the greenhouse gas emissions produced and energy intensity required by traditional blast furnace steelmaking technology. Although the Company’s products are produced by a technology that generates lower greenhouse gas emissions than many of its competitors, it has not experienced significant price premiums for such products. In the event the Company experiences any material indirect consequences of climate-related regulation or business trends, or reasonably expects any such material indirect consequences of climate-related regulation or business trends, it will, in future filings, discuss such material indirect consequences, including those, if any, noted above.

3.	If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include quantification of material weather-related damages to your property or operations and any weather-related impacts on the cost or availability of insurance.

Response

The Company respectfully acknowledges the Staff’s comment and confirms that it did not experience any material physical effects of climate change on its operations and results, during the periods covered by the Form 10-K. The Company has not experienced any material weather-related damages to its property or operations. In addition, the Company has not experienced a lack of availability or a material increase in its insurance programs. In the event the Company experiences any such material items, it will, in future filings, discuss the significant physical effects of climate change on its operations and results, which may include, if applicable, quantification of material weather-related damages to its property or operations and any weather-related impacts on the cost or availability of insurance.

4.	If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

Response

The Company respectfully acknowledges the Staff’s comment and confirms that it did not engage in purchases or sales of carbon credits or offsets during the periods covered by the Form 10-K.

*****

If you have any further questions or comments concerning these responses, please contact the undersigned by telephone at 260.969.3567.

Very truly yours,

Steel Dynamics, Inc.

/s/ Theresa E. Wagler

By:	Theresa E. Wagler
Title:	Executive Vice President and
Chief Financial Officer